FORM RW

November 3, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:  Request for Withdrawal of Form S-3 Registration Statement (Reg. No. 333-249742)

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (“Rule 477”), Community Bancorp., a Vermont corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Reg. No. 333-249742) filed with the Commission on October 30, 2020 (the “S-3 Registration Statement”). The Company has not sold any securities pursuant to the S-3 Registration Statement.

The Company submits this request for withdrawal because it filed the S-3 Registration Statement in error, as the filing relates solely to the offer and sale of securities pursuant to the Company’s dividend reinvestment plan and should have been filed as a Form S-3D registration statement. Following the erroneous filing of the S-3 Registration Statement, the Company filed a Registration Statement on Form S-3D (Reg. No. 333-249743) (the “S-3D Registration Statement”) and intends to make its offers and sales of securities pursuant to the dividend reinvestment plan under the S-3D Registration Statement, not the S-3 Registration Statement.   In light of the foregoing, the Company believes withdrawal of the S-3 Registration Statement would be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

If you have any questions regarding this request for withdrawal, please contact the undersigned at (802) 334-7915 or our legal counsel, Denise J. Deschenes of Primmer Piper Eggleston & Cramer PC at (603) 444-4008.

Sincerely,

COMMUNITY BANCORP.

By: /s/ Kathryn M. Austin
Name: Kathryn M. Austin
Title: President & Chief Executive Officer